Mewbourne Development Corporation

3901 South Broadway

Tyler, Texas 75701

September 27, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Ms.	April Sifford
Branch	Chief

Re:	Mewbourne Energy Partners 04-A, L.P.
Form 10-K for the year ended December 31, 2005
File No. 333-113340

Dear Ms. Sifford:

This letter is provided in response to the Staff’s comment letter dated September 21, 2006 to Mr. J. Roe Buckley, Chief Financial Officer of Mewbourne Development Corporation, the managing partner of Mewbourne Energy Partners 04-A, L.P. (the “Partnership”). We have restated the Staff’s comments and the Partnership’s response follows each comment.

Form 10-K for the year ended December 31, 2005

Controls and Procedures, page 9

1.	Please amend your filing as follows:

(a)	Revise this section to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report.

(b)	You state that “there have been no significant changes” in your internal controls which could significantly affect internal controls…” Revise the disclosure to state instead whether there have been any change in your internal controls that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting.

Ms. April Sifford

Securities and Exchange Commission

September 27, 2006

Partnership Response:

The Partnership will change the language related to controls and procedures as specified in Items 307 and 308 of Regulation S-K on a prospective basis for all future filings. Please note the language in Item 4, Disclosure Controls and Procedures of the Partnership’s Form 10-Q for the quarter ended June 30, 2006 was changed to comply with the aforementioned sections of Regulation S-K.

Certifications

2.	Revise your certifications filed pursuant to Section 302 of the Sarbanes Oxley Act to strictly comply with our requirements as set forth in Regulation S-K, Item 601. The language you have included varies from the language that is presently required by our rules. Please amend your Form 10-K, as well as all subsequently filed Forms 10-Q, to include appropriate certifications.

Partnership Response:

The Partnership will strictly comply with the form and content of the officer certifications as specified in Regulation S-K, Item 601. Such compliance will be on a prospective basis on all future filings beginning with the Form 10-Q for the quarter ending September 30, 2006. The requirements of Item 601 will be strictly adhered to insure the proper language is included in each certification.

Other

3.	Amend your filing to include the quarterly information required by Regulation S-K, Item 302.

Partnership Response:

Regulation S-K, Item 302, paragraph (a)(5) states “This paragraph (a) applies to any registrant, except a foreign private issuer, that has securities registered pursuant to sections 12(b) (15 U.S.C. Sec. 781(b)) (other than mutual life insurance companies) or 12(g) of the Exchange Act (15 U.S.C. Sec. 781(g)).”

Ms. April Sifford

Securities and Exchange Commission

September 27, 2006

The Partnership is registered pursuant to neither section 12(b) nor 12(g) of the Exchange Act, but is registered pursuant to section 15(d) of the Exchange Act. As a result, Item 302, selected quarterly financial data, does not apply to the Partnership’s filings.

As was discussed with Ms. Sandy Eisen on September 26, 2006, the Staff is willing to take the position that the Form 10-K for the year ended December 31, 2005, and subsequent Forms 10-Q for the first and second quarter of 2006 would not require amendment, but compliance with the aforementioned regulations discussed in comments one and two above would be accomplished in all future filings on a prospective basis.

In addition, the respondent agrees the prospective changes that will be made to all future filings noted above will also be made to future filings made by other partnerships that have been organized and sponsored by Mewbourne Development Corporation.

Also, the Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Partnership may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the foregoing, please contact me at (903) 561-2900.

Very truly yours,

/s/ J. Roe Buckley

J. Roe Buckley

Chief Financial Officer

Mewbourne Development Corporation